UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-33612

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D.B. McKenna & Co., Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

207 West Main St
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian D. McKenna	(802) 447-1538	brian.mckenna@dbmckenna.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian D. McKenna _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D.B. McKenna & Co., Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

D.B. McKenna & Co., Inc.

Financial Statements

December 31, 2025

D.B. McKenna & Co., Inc.

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of D.B. McKenna & Co., Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D.B. McKenna & Co., Inc. as of December 31, 2025, the related statements of operations a& changes in comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D.B. McKenna & Co., Inc. management. Our responsibility is to express an opinion on D.B. McKenna & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.B. McKenna & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Determining of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of D.B. McKenna & Co., Inc.'s financial statements. The supplemental information is the responsibility of D.B. McKenna & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Determining of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as D.B. McKenna & Co., Inc.'s auditor since 2017.

Maitland, Florida

February 16, 2026

D.B. McKenna & Co., Inc.
Statement of Financial Condition
December 31, 2025

		2025
Assets		
Current assets:		
Cash and cash equivalents	**$**	**290,077**
Clearing Broker Deposit		**106,951**
Accounts receivable - Trails		**10,864**
Due from clearing broker		**1,632**
Total current assets		**409,524**
Marketable Securities		**197,017**
Total assets	**$**	**606,541**
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	**$**	**21,496**
Commissions Payable	**$**	**12,346**
Payroll Taxes Payable	**$**	**168,080**
Total liabilities		**201,922**
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost		**8,000**
Contributed capital		**108,144**
Retained earnings		**288,475**
Total stockholders' equity		**404,619**
Total liabilities and stockholders' equity	**$**	**606,541**

*The accompanying notes are an integral part of these financial statements

D.B. McKenna & Co., Inc.
Statement of Operations & Changes in Comprehensive Income (Loss)
For the Year Ended December 31, 2025

	2025
Revenues:	
Commissions Securities Transactions (net)	$ 47,420
Mutual Funds - Clearing	17,428
Mutual Funds - Direct	63,835
12b-1s - Clearing	249,077
12b-1s - Direct	328,204
Other Income - Related Party	1,177,377
Other Income - Miscellaneous	26,033
Dividend and interest income	6,588
Unrealized gains (losses) on investments	79,109
Total revenues	1,995,071
Expenses:	
Compensation & Employee Benefits	1,704,830
Rent (Related Party)	61,047
Office Supplies & Expense	48,976
Professional fees	21,760
Licenses, dues and fees	16,618
Advertising	20,334
Insurance	23,255
Other Operating Expenses	18,231
Total expenses	1,915,050
Income tax expense (benefit)	-
Net income	$ 80,021

The accompanying notes are an integral part of these financial statements

D.B. McKenna & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock	Contributed Capital	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2024	8,000	108,144	208,454	324,598
Contributed Capital	-	-	-	-
Net Income	-	-	80,021	80,021
Balance as of December 31, 2025	$ 8,000	$ 108,144	$ 288,475	$ 404,619

The accompanying notes are an integral part of these financial statements

D.B. McKenna & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

		2025
Cash flows from operating activities:		
Net (loss) income	$	80,021
Adjustments to reconcile net (loss) income		
to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in clearing deposit		(4,255)
Increase in Marketable Securities		(79,109)
Decrease Accounts receivable		1,577
Increase in Accrued expenses		167,059
Net Cash Provided		165,292
Cashflows from investing activities:		-
Net increase in cash and cash equivalents		165,292
Cash and cash equivalents at beginning of year		124,785
Cash and cash equivalents at end of year	$	290,077
Supplemental Disclosures:		
Cash paid for interest:		-
Cash paid for taxes:		-

The accompanying notes are an integral part of these financial statements

Note 1- Organization and Nature of Business

Organization –D.B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates as a fully disclosed broker-dealer with Raymond James and Associates, Inc. (RJA).

Description of Business- The Company's revenues derive from mutual fund sales, 12b-1 fees, equity commissions, and professional fees. The Company does not hold funds or securities for, or owe funds or securities to customers. The company is engaged in a single line of business as a securities broker / dealer, which comprises several services including agency transactions and the sale of direct mutual funds and 12b-1's.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 – Summary of Significant Accounting Policies

Basis of Reporting- The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents – The Company classifies cash accounts and certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market fund seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Clearing Deposit – The Company maintains a clearing deposit with RJA. This is in accordance with the terms of the agreement between the Company and RJA, the clearing broker.

Due from Clearing Broker – Due from clearing represents commissions and other monies due the company from the clearing firm. An allowance for doubtful accounts is not recorded since the clearing broker adjusts accounts monthly to actual results and the company uses specific write-off.

Marketable Securities– The Company's marketable securities are measured at fair value in accordance with FASB ASC 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Note 2- Summary of Significant Accounting Policies (continued)

Marketable Securities (continued) -

Level 2- Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The table below presents the amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Total	Level 1	Level 2	Level 3
Common Stock	$197,017	$197,017	-	-
Money Market	$51,688	$51,688		

There were no transfers during the year December 31, 2025 between levels 1, 2, and 3.

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets – Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2025.

Income Taxes – The Company accounts for income taxes in accordance with FASB ASC 740 *"Income Taxes"*. FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities. The state minimum tax for the state of Vermont of $2,000 was paid during the year ended December 31, 2025.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2025. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2025, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Note 2- Summary of Significant Accounting Policies (continued)

Revenue Recognition –

Commissions:

Brokerage Commissions, The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of securities have been transferred to/from the customer.

Mutual Fund and distribution fees, The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Income, the company prepares tax returns for some of its customers. Revenue is recognized upon completion of the return as the company considers its performance obligations satisfied.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events – Subsequent events have been evaluated through the date through which the financial statements were available for issuance. Management believes there are no subsequent events that are required to be disclosed.

Note 3- Marketable Securities

As of December 31, 2025, the Company held two common stocks with a market value of $197,017. The equities have unrealized gains of $175,093 as of December 31, 2025. These equities are classified as Level 1 in accordance with FASB ASC 820.

Note 4- Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both

Note 4- Net Capital (continued)

as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2025, the Company had net capital of $348,229 with a minimum net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was .6 to 1.

Note 5- Income Taxes

The Company has provided a provision for the minimum state income tax and has no federal income taxes for the year ended December 31, 2025. In addition, the Company has no material deferred tax assets or liabilities as of December 31, 2025.

Note 6- Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Note 7- Related Parties

In February 2016, FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previously GAAP, along with disclosure of key information about leasing arrangements. The company has elected not to apply the recognition requirements of Topic 842 relating to its related party short-term office lease and instead has elect to recognize the lease payments as lease costs on a straight-line basis over the lease term. The Company paid rent expense to McKenna Realty Co., which is owned by Donald McKenna in the amount of $61,047 for the year ended December 31, 2025.

The company pays payroll for employees of a related company (same ownership), Bennington Financial Planning Group (BFPG) of which they were reimbursed $905,770 in payroll expenses, which is recorded as an off-set to compensation in the statement of operations.

In addition, during 2025 the Bennington Financial Planning Group (BFPG), of which Donald McKenna is the President, paid the Company $1,177,377 in fees for trades placed and other business services, which is reported in other income – related party in the statement of operations.

Note 8 – Segment Reporting

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities and mutual funds (12B-1's). The accounting policies for this segment are the same as those described in Note 2, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to invest profits into this segment or other areas, such as acquisitions or paying dividends. Net income used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sale of securities and mutual funds (12B-1's) as the primary source of its revenue. The Company's chief operating decision maker is the CEO & President

Note 9 – Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31st 2024 and 2025 of $ $14,072 and $12,495 respectively.

Note 10 – Commitments and Contingencies

The company has no commitments or contingencies as of December 31st, 2025.

D.B. McKenna & Co., Inc.

Supplementary Schedules

December 31, 2025

D.B. McKenna & Co., Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

		2025
Net Capital:		
Stockholders' equity	$	404,619
Nonallowable assets		(6,248)
Net Capital before haircuts		398,372
Haircuts on cash, cash equivalents and investments		(32,541)
Undue Concentration		(17,601)
Total net capital		348,229
Less: net capital requirement		
[6.67% of aggregate indebtedness or $50,000]		50,000
Net capital in excess of requirements	$	298,229
Aggregate Indebtedness:		
Total liabilities	$	21,496
Aggregate indebtedness	$	21,496
Ratio of aggregate indebtedness to net capital		0.06

*There were no material differences between the above computations and the unaudited computation included in the FOCUS filing.

The accompanying notes are an integral part of these financial statements

SCHEDULE II

D.B. McKenna & Co., Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2025

Computation for determination of reserve requirements and information related to
ıssession and control requirements under rule 15c3-3 of the Securities and Exchan
Commission at December 31, 2025

This does not apply because we are exempt from this rule.

The accompanying notes are an integral part of these financial statements

D.B. McKenna & Co., Inc.
Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3
For the Year Ended December 31, 2025

The Company has complied with the exemptive requirements of SEC Rule 15c3-3
and did not maintain possession or control of any customer funds or securities
as of December 31, 2025.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of D.B. McKenna & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D.B. McKenna & Co., Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which D.B. McKenna & Co., Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) D.B. McKenna & Co., Inc. stated that D.B. McKenna & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. D.B. McKenna & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct subscription-way sale of mutual funds. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

D.B. McKenna & Co., Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.B. McKenna & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 16, 2026

D.B. McKENNA & CO., INC.

207 West Main Street • Bennington, Vermont 05201

Financial Planning/Investments

(802) 447-1538 • Fax (802) 447-0034

December 31, 2025

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

D.B. McKenna & Co., Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240. 17a-S(d)(I) and (4). To the best of its knowledge and belief D.B. McKenna & Co., Inc. states the following:

D.B. McKenna & Co., Inc. claimed an exemption under provisions 17 C.F.R. Section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities, or owe money or securities to customers. D.B. McKenna & Co., Inc. met the identified exemption provisions in 17 C.F.R. Section 240. 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

D.B. McKenna & Co., Inc. claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds. D.B. McKenna & Co., Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thank you,



Brian D. McKenna
President